UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________________________

FORM 6-K

______________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

______________________________

For the month of August 2026

Commission File Number: 001-43304

OPTIMI HEALTH CORP.

______________________________

269 David Brown Way

Princeton, B.C. V0X 1W0

Canada

(Address of principal executive office)

______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management's Discussion and Analysis for the period ended June 30, 2026
99.2	Condensed interim consolidated financial statements for the period ended June 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIMI HEALTH CORP.

Date: August 14, 2026	By:	/s/ Dane Stevens
	Name:	Dane Stevens
	Title:	Chief Executive Officer, Chief Marketing Officer and Director